Exhibit 99.2

ESSA Pharma Inc.

(the “Company”)

Annual General and Special Meeting of Shareholders

(the “Meeting”)

March 28, 2018

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	[72,019,196]
Total issued and outstanding Common Shares as at Record Date:	115,521,889
Percentage of issued and outstanding Common Shares represented:	[62.34]%

1.	Setting Number of Directors

By ordinary resolution passed by show of hands, the number of directors for the ensuing year was set at eight.

2.	Election of Directors

By ordinary resolution passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	68,461,278	99.74%	179,319	0.26%
Richard M. Glickman	68,410,188	99.66%	230,409	0.34%
Marianne Sadar	68,463,378	99.74%	177,219	0.26%
Raymond Andersen	68,461,278	99.74%	179,319	0.26%
Gary Sollis	68,583,278	99.92%	57,319	0.08%
Franklin M. Berger	68,513,278	99.81%	127,319	0.19%
Scott Requadt	68,501,278	99.80%	139,319	0.20%
Hugo Beekman	68,501,278	99.80%	139,319	0.20%

3.	Appointment of Auditor

By ordinary resolution passed by show of hands, Davidson & Company LLP, Chartered Professional Accountants, was appointed auditor of the Company for the ensuing year.

4.	Stock Option Plan

By ordinary resolution passed by ballot vote, the Company’s stock option plan as set out in Schedule A to the management information circular dated February 23, 2018 and provided to the Company’s shareholders in connection with the Meeting (the “Circular”) was ratified, confirmed and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,180,225	89.13%	7,460,372	10.87%

5.	Stock Option Re-Grant and Repricing, and Extension of Expiry Dates

By ordinary resolution passed by ballot vote, the re-grant, repricing and extension of the expiry dates of certain of the outstanding stock options of the Company granted to certain directors, officers, employees and consultants, as further set out in the Circular was ratified, confirmed and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,150,175	89.09%	7,490,422	10.91%
By disinterested shareholders	17,151,379	69.60%	7,490,422	30.40%

6.	Stock Option Grants

By ordinary resolution passed by ballot vote, the grant of an aggregate of 14,523,000 stock options to certain directors, officers, employees and consultants of the Company, as further set out in the Circular was ratified, confirmed and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,149,600	89.09%	7,490,997	10.91%
By disinterested shareholders	17,150,804	69.60%	7,490,997	30.40%

7.	Common Share Consolidation

By special resolution passed by ballot vote, the consolidation of the Company’s common shares, as further described in the Circular was approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	68,577,197	99.91%	63,400	0.09%

8.	RSU Plan

By ordinary resolution passed by ballot vote, the Company’s restricted share unit plan, as set out in Schedule B to the Circular was ratified, confirmed and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	61,179,700	89.13%	7,460,897	10.87%
By disinterested shareholders	17,180,904	69.72%	7,460,897	30.28%

No other non-routine business was transacted or voted upon at the Meeting.

Dated: March 28, 2018